SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Beacon Power Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)


                                   073677 10 6
                                 (CUSIP Number)


                                November 16, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]  Rule 13d-1(b) [  ]  Rule 13d-1(c)    [X]  Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Mechanical Technology, Incorporated

2.       Check the Appropriate Box if a Member of a Group

           (a)  [  ]               (b)  [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         New York

         Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                   3,866,649

6.       Shared Voting Power                                 --0--

7.       Sole Dispositive Power                              3,866,649

8.       Shared Dispositive Power                            --0--

9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                                   3,866,649

10.      Check box if the Aggregate Amount
         in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by
         Amount in Row (9)                                          9.20%

12.      Type of Reporting Person                                   CO

Item 1.

           (a)  Name of Issuer:
                Beacon Power Corporation

           (b)  Address of Issuer's Principal Executive Offices:

                234 Ballardvale Street
                Wilmington, MA  01887-1032

Item 2.

           (a)  Name of Person Filing:

                Mechanical Technology, Incorporated

           (b)  Address of Principal Business Office, or if None, Residence:

                30 South Pearl Street
                Albany, NY  12207

           (c)  Citizenship:

                Mechanical Technology, Incorporated is incorporated in the state of New York

           (d)  Title of Class of Securities:

                Common Stock, $0.01 par value per share

           (e)  CUSIP Number:

                073677 10 6

Item 3. If this statement is filed pursuant to Rules. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [ ] Broker or dealer registered under Section 15 of the Act.

(b)        [ ] Bank as defined in Section 3(a)(6) of the Act.

(c)        [ ] Insurance company as defined in Section 13(a)(19) of the Act.

(d)        [ ] Investment  company  registered under Section 8 of the Investment
               Company Act of 1940.

(e)        [ ] An    investment    adviser   in    accordance    with   Rule
               240.13d-1(b)(1)(ii)(E);

(f)        [ ] An employee  benefit plan or endowment  fund in  accordance  with
               Rule 240.13d-1(b)(1)(ii)(F);

(g)        [ ] A parent  holding  company or control  person in accordance  with
               Rule 240.13d- 1(b)(1)(ii)(G);

(h)        [ ] A savings  association  as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

(i)        [ ] A  church  plan  that  is  excluded  from  the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)        [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 240.13d-1(c), check this box [ ].

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)   Amount beneficially owned:   3,866,649

           (b)   Percent of class:  9.20%

           (c)   Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote   3,866,649

           (ii)  Shared power to vote or to direct the vote  --0--

           (iii) Sole power to dispose or to direct the disposition of 3,866,649

           (iv)  Shared power to dispose or to direct the disposition of   --0--

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                            Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Mechanical Technology, Incorporated


                                            By:    /s/ Cynthia A. Scheuer
                                                --------------------------------
                                            Name:   Cynthia A. Scheuer
                                            Title:  Vice President and Chief
                                                      Financial Officer
                                            Dated:  February 14, 2001